UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March, 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

(translation of Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: March 31, 2014		Signed: /s/ Celeste Evancio
	By:	Name: Celeste Evancio
Title: Assistant Corporate Secretary

Release: Immediate March 28, 2014

Canadian Pacific Railway Limited announces plan to purchase through private agreements up to 1,300,000 common shares under its share repurchase program and announces automatic share purchase plan

Calgary, AB – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) announces today that it intends to purchase for cancellation up to 1,300,000 of its common shares pursuant to private agreements to be entered into between CP and an arm’s-length third-party seller.

Purchases will be made in accordance with an issuer bid exemption order issued by the Ontario Securities Commission on March 28, 2014 (“Order”), and pursuant to the Order, may be made in several transactions prior to March 16, 2015. The price CP will pay for the common shares purchased by way of the private agreements will be at a discount to the prevailing market price of CP common shares on the Toronto Stock Exchange at the time of purchase.

Purchases will be counted towards CP’s share purchase program announced on March 11, 2014 for up to 5,270,374 shares and will not exceed, in aggregate, one third of the maximum number of common shares CP may purchase under such program, being 1,756,791 common shares.

Information regarding each purchase, including the number of common shares purchased and aggregate purchase price, will be available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on EDGAR at www.sec.gov following the completion of any such purchase.

CP also announces today that in connection with its previously announced share repurchase program, it will enter into an automatic purchase plan (“Plan”) with its designated broker to allow for purchases of its common shares during internal quarterly blackout periods when CP would not be permitted to trade in its shares. Such purchases would be at the sole discretion of the broker based on parameters established by CP prior to any blackout period. Outside of these periods, CP common shares will be repurchased in accordance with management’s discretion, subject to applicable law. The Plan has been reviewed by the Toronto Stock Exchange and will terminate on the earlier of the termination of the Plan by the Company or its broker in accordance with its terms or the expiry of the normal course issuer bid on March 16, 2015. The Plan will be implemented by April 2, 2014.

Note on forward-looking information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited to, the entering into of the Plan, purchases of common shares for cancellation under CP’s share repurchase program and future sources of capital. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About CP

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts

Media

Ed Greenberg

Tel: 612-849-4717

24/7 Media Pager: 855-242-3674

ed_greenberg@cpr.ca

Investment Community

Nadeem Velani

Tel: 403-319-3591

investor@cpr.ca